Report of Independent Auditors

The Board of Directors of INOVA Geophysical Equipment Limited
We have audited the accompanying consolidated financial statements of INOVA Geophysical Equipment Limited and subsidiaries, which comprise the consolidated balance sheet at December 31, 2012, and the related consolidated statement of operations and comprehensive income, owners’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INOVA Geophysical Equipment Limited and subsidiaries at December 31, 2012, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Houston, Texas
April 17, 2013

Report of Independent Auditors

The Board of Directors of INOVA Geophysical Equipment Limited
We have audited the accompanying consolidated balance sheet of INOVA Geophysical Equipment Limited and subsidiaries at December 31, 2011 (not presented separately herein), and the related consolidated statements of operations, comprehensive income (loss), cash flows, and owners’ equity for the year ended December 31, 2011.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INOVA Geophysical Equipment Limited and subsidiaries at December 31, 2011 (not presented separately herein), and the consolidated results of their operations and their cash flows for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Calgary, Alberta                            /s/ Ernst and Young LLP
March 21, 2012                            Chartered Accountants

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,
	2013	2012
ASSETS	(Unaudited)
Current assets:
Cash and cash equivalents	$20,679	$15,331
Accounts receivable from third parties, net	16,549	17,528
Accounts receivable from related parties	11,862	20,553
Inventories	73,222	86,515
Prepaid expenses and other current assets	6,730	6,043
Total current assets	129,042	145,970
Property, plant and equipment, net	11,612	15,649
Seismic rental equipment, net	25,854	26,204
Goodwill	25,244	25,391
Intangible assets, net	15,201	29,104
Other assets	1,217	2,033
Total assets	$208,170	$244,351
LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Current maturities of long-term debt (related party 2013 - $48,500; 2012 - $35,000)	$52,154	$40,004
Accounts payable to third parties	30,295	19,597
Accounts payable to related parties	1,570	5,086
Accrued expenses	19,540	14,920
Deferred revenue	4,217	2,021
Total current liabilities	107,776	81,628
Lease inducements	1,655	2,348
Long term debt, net of current maturities	—	3,654
Related party loan guarantee	875	875
Total liabilities	110,306	88,505
Commitments and contingencies
Owners’ equity:
Owners’ investment	241,935	241,935
Accumulated deficit	(143,419)	(88,521)
Accumulated other comprehensive income	(652)	2,432
Total owners’ equity	97,864	155,846
Total liabilities and owners’ equity	$208,170	$244,351

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Years Ended December 31,
	2013	2012	2011
	(Unaudited)
Revenues from third parties	$74,526	$104,685	$94,285
Revenues from related parties	89,610	84,272	57,908
Net revenues	164,136	188,957	152,193
Cost of sales (including excess and obsolete inventory charge of 2013 - $10,278; 2012 - $3,907; 2011 - $13,282)	173,614	151,279	143,679
Gross profit (loss)	(9,478)	37,678	8,514
Operating expenses:
Research, development and engineering	16,191	16,925	16,669
Marketing and sales	8,381	7,591	8,186
General and administrative	13,912	14,993	12,321
Costs charged by a related party	—	1,692	3,455
Total operating expenses	38,484	41,201	40,631
Loss from operations	(47,962)	(3,523)	(32,117)
Interest expense, net	2,471	1,993	2,118
Foreign exchange gains (losses) and other income (losses)	578	1,060	(1,737)
Loss before income taxes	(49,855)	(4,456)	(35,972)
Income tax expense (benefit)	5,043	(4,677)	1,663
Net income (loss)	$(54,898)	$221	$(37,635)

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Years Ended December 31,
	2013	2012	2011
	(Unaudited)
Net income (loss)	$(54,898)	$221	$(37,635)
Other comprehensive income (loss):
Foreign currency translation adjustments	(3,084)	1,290	160
Comprehensive income (loss)	$(57,982)	$1,511	$(37,475)

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2013	2012	2011
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(54,898)	$221	$(37,635)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	39,420	19,941	23,660
Excess & obsolete inventory expense	10,278	1,079	13,282
Bad debt expense	3	3	1,388
Amortization of debt premium	(232)	(372)	(479)
Amortization of lease inducements	(685)	(406)	272
Gain on sale or disposal of property, plant and equipment	(158)	—	—
Purchase of seismic rental equipment	—	—	(1,139)
Change in operating assets and liabilities:
Accounts and notes receivable	(243)	(48)	1,832
Inventories	(24,619)	(30,715)	(13,595)
Seismic rental equipment, net of depreciation	5,518	1,816	11,070
Accounts payable and accrued expenses	16,364	2,403	7,926
Deferred revenue excluding related party amounts	2,259	(2,083)	1,777
Due to/from related parties including related party deferred revenues	5,175	(15,174)	11,784
Other assets and liabilities	(229)	496	(1,903)
Net cash provided by (used in) operating activities	(2,047)	(22,839)	18,240
Cash flows from investing activities:
Purchase of property, plant and equipment	(2,433)	(3,982)	(5,534)
Proceeds from sale of property, plant and equipment	319	—	—
Net cash used in investing activities	(2,114)	(3,982)	(5,534)
Cash flows from financing activities:
Borrowings under USD revolving credit facility	9,500	43,500	26,000
Repayments under USD revolving credit facility	(6,000)	(21,500)	(23,000)
Borrowings under RMB revolving credit facility	8,206	3,177	3,138
Repayments under RMB revolving credit facility	(8,206)	(3,177)	(3,138)
Borrowings from owners	20,000	—	—
Repayments to owners	(10,000)	—	—
Cash received for lease inducement	—	750	—
Payments on secured equipment financing	(4,772)	(4,122)	(3,561)
Net cash provided by (used in) financing activities	8,728	18,628	(561)
Effect of change in foreign currency exchange rates on cash and cash equivalents	781	20	1,030
Net increase (decrease) in cash and cash equivalents	5,348	(8,173)	13,175
Cash and cash equivalents at beginning of period	15,331	23,504	10,329
Cash and cash equivalents at end of period	$20,679	$15,331	$23,504

Non-cash items from investing and financing activities:
Reduction in fair value of guarantee of ION debt	$—	$(125)	$—
Supplemental disclosure of cash flow information:
Interest paid, net	$2,542	$2,096	$1,481
Income taxes paid (received), net	$(1,413)	$90	$1,295
See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OWNERS’ EQUITY
(In thousands)

	Owners' Investment		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Owners' Equity
	BGP	ION
Balance at January 1, 2011	$123,083	$118,727	$(51,107)	$982	$191,685
Net loss	—	—	(37,635)	—	(37,635)
Translation adjustment	—	—	—	160	160
Balance at December 31, 2011	123,083	118,727	(88,742)	1,142	154,210
Net income	—	—	221	—	221
Translation adjustment	—	—	—	1,290	1,290
Reduction in fair value of loan guarantee	125	—	—	—	125
Balance at December 31, 2012	123,208	118,727	(88,521)	2,432	155,846
Net loss (unaudited)	—	—	(54,898)	—	(54,898)
Translation adjustment (unaudited)	—	—	—	(3,084)	(3,084)
Balance at December 31, 2013 (unaudited)	$123,208	$118,727	$(143,419)	$(652)	$97,864

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

(1) Summary of Significant Accounting Policies

General Description and Principles of Consolidation

INOVA Geophysical Equipment Limited and its wholly owned subsidiaries offer products and services for land seismic data acquisition for the petroleum industry worldwide. The consolidated financial statements include the accounts of INOVA Geophysical Equipment Limited and its wholly-owned subsidiaries (collectively referred to as the “Company” or “INOVA”) and are in accordance with U.S. generally accepted accounting principles. Inter-company balances and transactions have been eliminated.

INOVA was formed on March 25, 2010, and is 51% owned by BGP Inc., China National Petroleum Corporation (“BGP”) and 49% owned by ION Geophysical Corporation (“ION”) and is governed by a 30-year renewable agreement. The Company is headquartered and incorporated in Tianjin, China.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made at discrete points in time based on historical experience and relevant market information we believe are reasonable under the circumstances. These estimates may be subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Areas involving significant estimates include, but are not limited to, the allowance for doubtful accounts, inventory valuation, goodwill and intangible asset valuation, property, plant, equipment and seismic rental equipment valuation, deferred taxes and accrued warranty costs. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances of $0.5 million at December 31, 2013 and 2012, that is restricted as to withdrawal or usage is included in prepaid expenses and other current assets.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, less the related allowance for doubtful accounts. The Company considers current information and events regarding the customers’ ability to repay their obligations when evaluating the collectability of accounts receivable such as the length of time the receivable balance is outstanding, the customers’ credit worthiness and historical collection experience.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost of inventories include the cost of materials and component parts and labor and overhead costs related to the production of finished products. The Company provides reserves for estimated obsolescence or excess inventory equal to the difference between cost of inventory and its estimated market value based upon assumptions about future demand for the Company’s product, market conditions and the risk of obsolescence driven by new product introductions.

Property, Plant, Equipment and Seismic Rental Equipment

Property, plant, equipment and seismic rental equipment are stated at cost. Depreciation expense is provided on a straight-line basis over the following estimated useful lives:

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

Years
Machinery and equipment	3-10
Buildings and leasehold improvements	5-20
Furniture & fixtures	3-10
Seismic rental equipment	2-7
Leased equipment and other	3-5

Expenditures for renewals and betterments are capitalized; repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in operating expenses.

The Company evaluates the recoverability of long-lived assets, including property, plant, equipment and seismic rental equipment when indicators of impairment exist, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. Impairment in the carrying value of an asset held for use is recognized whenever anticipated future cash flows (undiscounted) from an asset (or group of assets) are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivables, accounts payable, loan guarantee and long-term debt. Fair value estimates are made at discrete times based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The Company believes that the carrying amount of its cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values at those dates due to the highly liquid nature of these instruments. The fair market value of the Company’s outstanding non-related party long-term debt was determined to be $3.7 million compared to a carrying value of $3.6 million at December 31, 2013 and fair market value of $9.2 million compared to a carrying value of $8.7 million at December 31, 2012. The difference in the carrying value and fair value of the Company’s outstanding non-related party long-term debt relates to secured equipment financing, the fair value for which was calculated using a published yield curves for unsecured debt (Level 2 input).

Goodwill and Other Intangible Assets

Goodwill is allocated to reporting units, which are either the operating segment or one level below the operating segment. For purposes of performing the impairment test for goodwill, the Company has determined that it has one reporting unit. To determine the fair value of the reporting unit, the Company primarily uses a discounted future returns valuation model, which includes a variety of level three inputs, supplemented by comparison analysis of relevant market participants. The key inputs to the model included an operational five-year forecast for the Company and the then current market discount rate.

The Company evaluates the carrying value of its goodwill at least annually for impairment, or more frequently if facts and circumstances indicate that it is more likely than not impairment has occurred. The Company formally evaluates the carrying value of its goodwill for impairment as of September 30th. If the carrying value of a reporting unit that includes goodwill is determined to be more than the fair value of the reporting unit, there exists the possibility of impairment of goodwill. Impairment of goodwill is measured in two steps by first allocating the fair value of the reporting unit to the net assets and liabilities including recorded and unrecorded other intangible assets to determine the implied fair value of goodwill. The next step is to measure the difference between the carrying value of goodwill and the implied fair value of goodwill, and, if the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recorded equal to the difference.

Intangible assets other than goodwill relate to patents and trademarks that are amortized over the estimated periods of benefit (ranging from 5 to 14 years). Costs to renew or extend these patents and trademarks are expensed as incurred. The Company reviews the carrying values of these intangible assets for impairment if events or changes in the facts and circumstances indicate that their carrying value may not be recoverable. Any impairment determined is recorded in the current period and is measured by comparing the fair value of the related asset (or group of assets) to its carrying value.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

Intangible assets amortized on a straight-line basis are:

Estimated Useful Life (Years)
Trademarks	8-14
Patents	5-14

Fair Value Measurements

Goodwill — The Company’s annual goodwill impairment test was performed using a discounted cash flow model, which included a variety of Level 3 inputs. The key inputs for the model included the operational five-year forecast for the Company, the current market discount rate and the forecasted cash flows related to the Company’s reporting unit. The forecasted operational and cash flow amounts were determined using the current activity levels in the Company as well as the current and expected short-term market conditions.

ION Loan Guarantee — Upon assumption by the Company of BGP’s guarantee of ION’s credit facility, the Company performed a valuation of the guarantee using Level 3 inputs. The fair value was estimated using weighted probabilities of payouts, which included a variety of inputs. The key inputs for the analysis included estimated payouts and respective probabilities of occurrence as determined by the contractual terms of the guarantee and an analysis of ION’s financial position.

Revenue Recognition

The Company derives revenue from the sale and rental of acquisition systems and other seismic equipment.

Sale of Acquisition Systems and Other Seismic Equipment — For the sales of acquisition systems and other seismic equipment, the Company recognizes revenue when (a) evidence of an arrangement exists; (b) the price to the customer is fixed and determinable; (c) collectability is reasonably assured; and (d) the acquisition system or other seismic equipment is delivered to the customer and risk of ownership has passed to the customer, or, in the limited case where a substantive customer-specified acceptance clause exists in the contract, the later of delivery or when the customer-specified acceptance is obtained.

Rental of Acquisition Systems and Other Seismic Equipment — The Company receives rental income from the rental of seismic equipment. These rentals are in the form of operating leases under which the lease terms range from a couple of days to several months. Rental revenue is recognized on a straight-line basis over the term of the operating lease.

Multiple-element Arrangements — When separate elements (such as an acquisition system and/or other seismic equipment) are contained in a single sales arrangement, or in related arrangements with the same customer, the Company allocates arrangement consideration to each deliverable qualifying as a separate unit of accounting in an arrangement based on its relative selling price. The Company determines its selling price using vendor specific objective evidence (“VSOE”), if it exists, or otherwise third-party evidence (“TPE”). If neither VSOE nor TPE of selling price exists for a unit of accounting, the Company uses estimated selling price (“ESP”). The Company generally expects that it will not be able to establish TPE due to the nature of the markets in which the Company competes, and, as such, the Company typically will determine its selling price using VSOE or, if not available, ESP. VSOE is generally limited to the price charged when the same or similar product is sold on a standalone basis. If a product is seldom sold on a standalone basis, it is unlikely that the Company can determine VSOE for the product.

The objective of ESP is to determine the price at which the Company would transact if the product were sold by the Company on a standalone basis. The Company's determination of ESP involves a weighting of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company will consider the anticipated margin on the particular deliverable, the selling price and profit margin for similar products and the Company's ongoing pricing strategy and policies.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

A typical arrangement might involve the sale of various products of the Company’s acquisition systems and other seismic equipment. Products under these arrangements are often delivered to the customer within the same period, but in certain situations, depending upon product availability and the customer’s delivery requirements, the products could be delivered to the customer at different times. In these situations, the Company considers its products to be separate units of accounting provided the delivered product has value to the customer on a standalone basis. The Company considers a deliverable to have standalone value if the product is sold separately by the Company or another vendor or could be resold by the customer. Further, the Company’s revenue arrangements generally do not include a general right of return relative to the delivered products.

Product Warranty — The Company generally warrants that its manufactured equipment will be free from defects in workmanship, materials and parts. Warranty periods generally range from six months to two years from the date of original purchase, depending on the product. The Company provides for estimated warranty costs as a charge to costs of sales at the time of sale, which is when estimated future expenditures associated with such contingencies become probable and reasonably estimable. However, new information may become available, or circumstances (such as applicable laws and regulations or warranty claim experience ) may change, thereby resulting in an increase or decrease in the amount required to be accrued for such matters (and therefore a decrease or increase in reported net income in the period of such change).

Research, Development and Engineering

Research, development and engineering costs primarily relate to activities that are intended to improve the quality of the subsurface image and overall acquisition economics of the Company’s customers. The costs associated with these activities are expensed as incurred. These costs include prototype material and field testing expenses, along with the related salaries, facility costs, consulting fees, tools and equipment usage, and other miscellaneous expenses associated with these activities.

Government Research and Development Funding

The Company accounts for government grants in the period in which there is reasonable assurance that the conditions for receipt of such grants are met and that the grants will be received. Funding received during the years ended December 31, 2013, 2012 and 2011 under the National Program is accounted for as a reduction of Research and Development expense. Refer to Note 16“National Program Research and Development Funding” for further discussion.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company reserves for all of its net deferred tax assets and will continue to do so until there is sufficient evidence to warrant reversal. Refer to Note 11“Income Taxes” for further discussion.

Foreign Currency Gains and Losses

Management has determined that the Company’s reporting currency is U.S. dollars. Assets and liabilities of the Company’s subsidiaries operating in a functional currency other than U.S. dollars have been translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Results of foreign operations have been translated using the average exchange rate during the periods of operation. Resulting translation adjustments have been recorded as a component of Accumulated Other Comprehensive Income. Foreign currency transaction gains and losses are included in the Consolidated Statement of Operations as they occur. Total foreign currency transaction gains (losses) were $(0.2) million, $0.6 million and $(1.6) million for the years ended December 31, 2013, 2012 and 2011, respectively.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

Concentration of Credit and Foreign Sales Risks

Sales to BGP (a related party) represented approximately 55%, 44% and 38% of the Company’s consolidated net revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Sales to one of our third-party customers represented 14% and 12% of the Company’s consolidated net revenues for the years ended December 31, 2012 and 2011, respectively. No third-party customers represented greater than 10% of our net revenues for the year ended December 31, 2013. The loss of these customers or deterioration in the Company’s relationship with these customers could have a material adverse effect on the Company’s results of operations and financial condition. Accounts receivable from significant customers amounted to $11.9 million and $19.7 million, at December 31, 2013 and 2012, respectively.

A summary of net revenues by geographic area follows (in thousands):

	Years Ended December 31,
	2013	2012	2011
Asia Pacific	$91,635	$91,331	$60,250
North America	29,543	62,476	52,050
Africa and the Middle East	18,691	6,449	18,750
Commonwealth of Independent States and Europe	14,753	20,018	7,493
Central and South America	4,210	2,025	13,650
Other	5,304	6,658	—
Total	$164,136	$188,957	$152,193

Net revenues are attributed to geographic areas on the basis of the ultimate destination of the equipment or service, if known. If the ultimate destination of such equipment is not known, net revenues are attributed to the geographic area of initial shipment.

The majority of the Company’s sales are denominated in U.S. dollars. For a number of years, African, Middle Eastern and CIS countries have experienced economic problems and uncertainties. Political and economic instability have also plagued many countries in Africa and the Middle East. To the extent that world events or economic conditions negatively affect the Company’s future sales to customers in these and other regions of the world or the collectability of the Company’s existing receivables, the Company’s future results of operations, liquidity, and financial condition would be adversely affected.

Long Term Incentive Plan

Certain of the Company’s incentive compensation plans base the determination of compensation to be paid in the future on the share price of certain publicly traded peer companies. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on a current estimate of amounts that will be paid in the future.

(2) Accounts Receivable

Accounts receivable consists of the following at December 31, 2013 and 2012 (in thousands):

	2013	2012
Accounts receivable, principally trade	$18,106	$19,081
Less allowance for doubtful accounts	(1,557)	(1,553)
Accounts receivable, net	$16,549	$17,528

(3) Inventories

A summary of inventories at December 31, 2013 and 2012 is as follows (in thousands):

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

	2013	2012
Raw materials and subassemblies	$14,078	$27,235
Work-in-process	6,755	6,845
Finished goods	52,389	52,435
Total	$73,222	$86,515

The Company provides for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and its estimated market value based upon assumptions about future demand for the Company’s products and market conditions. Cost of sales for the years ended December 31, 2013, 2012 and 2011 include inventory obsolescence and excess inventory charges of approximately $10.3 million, $3.9 million and $13.3 million, respectively, relating primarily to technological developments occurring subsequent to the formation of INOVA which resulted in the revaluation of certain finished goods and the write-off of certain excess raw materials and subassemblies.

(4)	Seismic Rental Equipment

A summary of seismic rental equipment at December 31, 2013 and 2012 is as follows (in thousands):

	2013	2012
Seismic rental equipment	$50,609	$47,598
Less accumulated depreciation	(24,755)	(21,394)
Seismic rental equipment, net	$25,854	$26,204

Total depreciation expense relating to seismic rental equipment for the years ended December 31, 2013, 2012 and 2011 was $19.5 million, $12.5 million and $15.4 million, respectively.

In 2013, the transition from our previous generation products to our current line of products resulted in impairment charges on seismic rental equipment of $10.3 million, which is included in depreciation expense within Cost of sales on the Statement of Operations. The Company determined the fair value of the impaired assets using internally developed, unobservable inputs based on the projected cash flows of the respective asset groups.

(5)	Property, Plant and Equipment

A summary of property, plant and equipment at December 31, 2013 and 2012 is as follows (in thousands):

	2013	2012
Buildings and leasehold improvements	$5,380	$4,723
Machinery and equipment	16,612	19,446
Furniture and fixtures	605	608
Construction in progress	607	878
Total	23,204	25,655
Less accumulated depreciation	(11,592)	(10,006)
Property, plant and equipment, net	$11,612	$15,649

Total depreciation expense relating to property, plant and equipment for the years ended December 31, 2013, 2012 and 2011 was $6.5 million, $4.4 million and $5.3 million, respectively.

As the result of certain organizational changes in the year ended December 31, 2013, asset impairment charges of $1.9 million were recorded for machinery and equipment. The Company determined the fair value of the impaired assets using internally developed, unobservable inputs based on the projected cash flows of the asset group.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

(6) Goodwill

The Company completed its annual test of the carrying value of goodwill as of September 30, 2013. The Company’s impairment test indicated that its goodwill was not impaired. There have been no impairment charges since the formation of the Company. Changes in the carrying amount of goodwill for the years ended December 31, 2013, 2012 and 2011 are the result of foreign currency translation adjustments.

(7) Intangible Assets

A summary of intangible assets, net, at December 31, 2013 and 2012 is as follows (in thousands):

	December 31, 2013
	Weighted Average Amortization Period	Gross Amount	Accumulated Amortization	Net
Trademarks	8	$4,502	$(3,870)	$632
Patents	12	21,147	(6,578)	14,569
Total	12	$25,649	$(10,448)	$15,201

	December 31, 2012
	Weighted Average Amortization Period	Gross Amount	Accumulated Amortization	Net
Trademarks	12	$15,831	$(3,379)	$12,452
Patents	12	21,567	(4,915)	16,652
Total	12	$37,398	$(8,294)	$29,104

Total amortization expense for intangible assets was $13.4 million, $3.1 million and $3.0 million for the years ended December 31, 2013, 2012 and 2011, respectively. A summary of the estimated amortization expense for the next five years is as follows (in thousands):

Years Ended December 31,
2014	$1,884
2015	$1,809
2016	$1,784
2017	$1,784
2018	$1,784

In 2013, the transition from our previous generation products to our current line of products resulted in impairment charges on trademarks of $10.7 million, which is included in amortization expense within Cost of sales on the Statement of Operations. The Company determined the fair value of the impaired assets using internally developed, unobservable inputs based on the projected cash flows of the respective asset groups.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

(8) Accrued Expenses

A summary of accrued expenses at December 31, 2013 and 2012 is as follows (in thousands):

	2013	2012
Compensation, including compensation-related taxes and commissions	$3,712	$3,832
Accrued taxes	7,714	3,808
Product warranty	3,080	3,966
Volume purchase rebate	3,011	906
Other	2,023	2,408
Total accrued expenses	$19,540	$14,920

A summary of warranty activity for the years ended December 31, 2013, 2012 and 2011 is as follows (in thousands):

	2013	2012	2011
Balance at the beginning of the period	$3,966	$2,608	$2,497
Accruals for warranties issued during the period	3,076	3,716	1,917
Expiries of warranties during the period	(1,402)	(1,202)	(1,072)
Settlements made during the period	(2,560)	(1,156)	(734)
Balance at the end of the year	$3,080	$3,966	$2,608

(9)	Long-term Debt

A summary of long-term debt at December 31, 2013 and 2012 is as follows (in thousands)

	2013	2012
$40.0 million related party revolving credit facility	$38,500	$35,000
$20.0 million related party promissory notes	10,000	—
Secured equipment financing	3,601	8,373
Unamortized non-cash debt premium	53	285
Total	52,154	43,658
Current portion of long-term debt	(52,154)	(40,004)
Non-current portion of long-term debt	$—	$3,654

USD Revolving Credit Facility

On August 6, 2010, INOVA’s Luxembourg subsidiary, INOVA Exploration Holdings S.à r.l. (“INOVA Sàrl”) entered into a credit facility (the “USD Credit Facility”) with CNPC Finance (HK) Limited (“CNPC Finance”). The terms of the USD Credit Facility are set forth in a credit agreement dated as of August 6, 2010 (the “Credit Agreement”), between INOVA Sàrl and CNPC Finance. CNPC Finance is a wholly owned subsidiary of BGP’s parent company, China National Petroleum Corporation (“CNPC”). The obligations of INOVA under the USD Credit Facility are guaranteed by BGP. In return for this guarantee, the Company is obligated to pay BGP fees at a rate of 1.4% per annum of the outstanding Credit Facility payable semi-annually on June 21st and December 21st of each year.

Under the USD Credit Facility, up to $40.0 million is available for revolving line of credit borrowings to fund the working capital needs of INOVA and its subsidiaries for a duration of thirty-six months from the first draw down date. The first draw down under the USD Credit Facility occurred on August 9, 2010, and as such, the USD Credit Facility matured on August 9, 2013. Interest on the USD Credit Facility is calculated based on the London Interbank Offered Rate (“LIBOR”) plus 160 basis points and is payable semi-annually on June 21st and December 21st of each year. From time to time, outstanding letters of credit can reduce availability under the USD Credit Facility. At December 31, 2013, no such letters of credit reduced our availability. The effective interest rate, including fees paid to BGP as discussed above, was 3.6% and 3.8% at December 31, 2013 and 2012, respectively. Total interest expense including fees paid to BGP recognized during the years ended December 31, 2013, 2012 and 2011 relating to the USD Credit Facility amounted to $1.3 million, $0.8 million and $0.4 million, respectively.

The Credit Agreement contains customary events of default provisions which result in penalties of 30% to 50% additional interest calculated based on LIBOR plus 160 basis points in the event of failure to make interest or principal payments or use of the USD Credit Facility for purposes other than funding working capital requirements.

In 2013, the USD Credit Facility was amended to extend the maturity date for a period of one year such that the maturity date is August 9, 2014. In addition, the interest rate was increased to LIBOR plus 210 basis points per annum. At the same time, the guarantee agreement with BGP was amended to 0.9% per annum.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

RMB Revolving Credit Facility

On June 27, 2011, INOVA entered into a credit agreement (the “RMB Credit Facility”) with China Petroleum Finance Co., Ltd. the terms of which are set forth in a loan contract dated as of June 27, 2011 (the “Loan Contract”), between INOVA Geophysical Equipment Limited and China Petroleum Finance Co., Ltd, a wholly owned subsidiary of BGP’s parent company, CNPC.

Under the RMB Credit Facility, up to RMB ¥50.0 million is available for revolving line of credit borrowings to fund the working capital needs of INOVA and its Chinese subsidiaries within China only for a duration of thirty-six months commencing June 27, 2011 and expiring June 27, 2014. Interest on the RMB Credit Facility is calculated based on the People’s Republic of China Central Bank Rate and is payable on the 21st day of the last month in each quarter. Total interest expense recognized during the years ended December 31, 2013, 2012 and 2011 for the RMB Credit Facility amounted to $0.2 million, $0.03 million and $0.07 million, respectively.

The Loan Contract contains customary events of default provisions which result in penalties ranging from 1/10,000ths to 5/10,000ths per day on the then outstanding loan balance in the event of failure to make interest or principal payments or use of the RMB Credit Facility for purposes other than funding working capital requirements.

Related Party Promissory Notes

The Company entered into promissory notes (“Promissory Notes”) with each of its owners with identical terms and conditions. The Promissory Notes were issued in the second and third quarters of 2013 with a principal sum of $10 million each providing total available borrowings of $20 million. The notes were originally scheduled to mature on September 30, 2013. Amendments have reduced available borrowings to $4 million each, for total available borrowings of $8 million, and extended the maturity date to June 30, 2014. The notes bear interest at a rate of LIBOR plus 650 basis points per annum. Total interest expense amounted to $0.6 million for the year ended December 31, 2013.

Secured Equipment Financing

The Company assumed the outstanding principal balance of secured equipment financing on its formation. The terms of this secured equipment financing are outlined in two master loan agreements (collectively, the “ICON Loan Agreements”) dated as of June 29, 2009 originally entered into with ICON ION LLC (“ICON”), ION and two wholly owned subsidiaries of INOVA: (i) INOVA Rental Corporation (formerly, “ARAM Rentals Corporation”), a Nova Scotia unlimited company (“IRC”), and (ii) INOVA Seismic Rentals, Inc. (formerly, “ARAM Seismic Rentals, Inc.”), a Texas corporation (“ISRI”). All indebtedness under the ICON Loan Agreements is scheduled to mature on July 31, 2014.

The indebtedness under the ICON Loan Agreements is secured by first-priority liens in (a) certain seismic rental equipment owned by IRC or ISRI located in the United States and Canada (subject to certain exceptions), and certain additional and replacement seismic equipment owned by such subsidiaries from time to time, (b) written leases or other agreements evidencing payment obligations relating to the leasing by IRC or ISRI of this equipment to their respective customers, including their related receivables, (c) the cash or cash equivalents held by such subsidiaries and (d) any proceeds thereof.

Under both ICON Loan Agreements, interest on the outstanding principal amount accrues at a fixed interest rate of 15% per annum calculated monthly, and is payable monthly on the first day of each month. Principal and interest are payable, commencing on September 1, 2009, in 60 monthly installments of $0.5 million until the maturity date, when all remaining outstanding principal and interest will be due and payable. Pursuant to the ICON Loan Agreements, ICON will receive an administrative fee equal to 0.5% of the aggregate principal amount of advances under the ICON Loan Agreements, payable at the end of each of the first four years during their terms.

Beginning on August 1, 2012, and continuing until January 31, 2014, the outstanding principal balances of the loans may be prepaid in full by giving ICON 30 days’ prior written notice and paying a prepayment fee equal to 3.0% of the then-outstanding principal amount of the loans. Commencing on February 1, 2014, the loans may be prepaid in full by giving ICON 30 days’ prior written notice and without any prepayment penalty or fee. On February 1, 2014, the loans were repaid in full.

The repayment obligations of each of IRC and ISRI under the ICON Loan Agreements were guaranteed by ION under a Guarantee dated as of June 29, 2009 (the “Guarantee”). ION remains liable on its Guarantee, however, certain INOVA subsidiaries have entered into back-up guarantees in favor of ION from the Company with respect to any defaults on this transferred indebtedness for which ION is called upon to remedy.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

In conjunction with the formation of INOVA, the Company recorded a $1.5 million premium on the ICON indebtedness. This premium reflects a fair value adjustment resulting from an estimated interest rate of 11% for a debt instrument having the same or similar characteristics as the ICON indebtedness as of March 25, 2010.

(10) Guarantee of ION Credit Facility

In conjunction with the formation of INOVA, BGP and ION had originally contemplated that INOVA would be an additional guarantor or provider of credit support under ION’s Credit Agreement (the “ION Credit Agreement”), dated March 25, 2010, with China Merchant Bank, New York (“CMB”). However, due to the time required to obtain necessary Chinese governmental approvals for such credit support from INOVA, ION’s Credit Agreement instead provided that BGP enter into an agreement to guarantee the indebtedness under ION’s Credit Facility, which INOVA’s guarantee would replace when the applicable governmental approvals were obtained. In June 2010, the applicable governmental approvals were obtained and BGP was then released from its guarantee obligations, and these obligations were assumed by INOVA as originally contemplated under ION’s Credit Agreement. In addition, ION’s credit support agreement with BGP was terminated. Subsequently, INOVA’s guarantee of ION’s credit facility took the form of a $215 million standby letter of credit with CMB. The fair value of the guarantee of $1.0 million was recorded in connection with the arrangement.

In May 2012, ION amended the terms of the ION Credit Agreement to allow ION to make revolving credit borrowings up to $175 million and converted all then-outstanding term loan indebtedness to revolving credit indebtedness. This reduced the available borrowings to ION by $40 million, from $215 million, and thus reduced the guarantee provided by INOVA. As a result, the fair value of INOVA’s guarantee was reduced from $1.0 million to $0.9 million.

The ION Credit Agreement, as amended, matures on March 24, 2015 and requires compliance with certain financial covenants, including the following:

•	Maintain a minimum fixed charge coverage ratio in an amount equal to at least 1.125 to 1;

•	Not exceed a maximum leverage ratio of 3.25 to 1; and

•	Maintain a minimum tangible net worth of at least 60% of ION’s tangible net worth as of March 31, 2010, as defined.

The ION Credit Agreement contains customary event of default provisions (including a “change of control” event affecting ION), the occurrence of which could lead to an acceleration of ION’s obligations under the ION Credit Agreement. The ION Credit Agreement also provides that certain acts of bankruptcy, insolvency or liquidation of INOVA would constitute additional events of default under the ION Credit Facility.

(11) Income Taxes

The sources of loss before income taxes for the years ended December 31, 2013, 2012 and 2011 are as follows (in thousands):

	2013	2012	2011
Domestic (China)	$(3,924)	$(4,068)	$(7,416)
Foreign	(45,931)	(388)	(28,556)
Total	$(49,855)	$(4,456)	$(35,972)

The income tax expense for the year ended December 31, 2013 is comprised of $2.8 million taxes payable in the United States and $2.2 million of taxes payable in Canada. The income tax benefit for the year ended December 31, 2012 is comprised of a reduction of taxes payable in Canada of $4.7 million. The income tax expense for the year ended December 31, 2011 is comprised of $1.6 million taxes payable in Canada and $0.1 million of net income tax charges in various other jurisdictions.

A reconciliation of the expected income tax (benefit) expense on loss before income taxes using the statutory China income tax rate of 25% to income tax (benefit) expense for the years ended December 31, 2013, 2012 and 2011 is as follows (in thousands):

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

	2013	2012	2011
Expected income tax benefit at 25%	$(12,464)	$(1,114)	$(8,993)
Foreign taxes (tax rate differential and foreign tax differences)	(2,336)	7,176	(4,689)
Nondeductible expenses and other	(489)	(543)	81
Deferred tax asset valuation allowance:
Deferred tax asset valuation allowance on operations	20,332	(10,196)	15,264
Total income tax (benefit) expense	$5,043	$(4,677)	$1,663

The tax effects of the cumulative temporary differences at December 31, 2013 and 2012 are as follows (in thousands):

	2013	2012
Current deferred:
Deferred income tax assets:
Accrued expenses	$1,220	$1,478
Allowance accounts	120	122
Inventory	3,153	2,208
Total current deferred income tax asset	4,493	3,808
Valuation allowance	(4,493)	(3,808)
Net current deferred income tax asset	$—	$—
Non-current deferred:
Deferred income tax assets:
Net operating loss carry-forward	$56,686	$42,999
Basis in research and development	21,236	22,094
Basis in property, plant, equipment and seismic rental equipment	6,233	4,506
Tax credit carry-forwards and other	2,229	1,534
Total non-current deferred income tax asset	86,384	71,133
Valuation allowance	(85,235)	(69,154)
Net non-current deferred income tax asset	1,149	1,979
Deferred income tax liabilities:
Basis in identified intangibles	(1,149)	(1,979)
Net non-current deferred income tax asset	$—	$—

The Company has established a valuation allowance for all of its net deferred tax assets. The valuation allowance was established as it is “more likely than not” that all or a portion of deferred tax assets will not be realized. The Company will continue to reserve for net deferred tax assets of $89.7 million until there is sufficient evidence to warrant reversal. At December 31, 2013, the Company had net operating loss carry-forwards of approximately $181 million, the majority of which expire beyond 2029.

As of December 31, 2013, the Company has no significant unrecognized tax benefits and does not expect to recognize any significant increases in unrecognized tax benefits during the next twelve month period. Interest and penalties, if any, related to unrecognized tax benefits are recorded in income tax expense.

The Company’s tax returns in various jurisdictions for 2009 and subsequent years remain subject to examination by tax authorities.

(12) Operating Leases

The Company leases certain offices and warehouse space under non-cancelable operating leases which are recognized on a straight-line basis. Rental expense was $4.0 million, $3.6 million and $2.7 million for the years ended December 31, 2013, 2012 and 2011, respectively. A summary of future rental commitments over the next five years under non-cancelable operating leases is as follows (in thousands):

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

Years Ended December 31,
2014	$3,129
2015	$3,056
2016	$2,679
2017	$1,899
2018	$103

(13) Long-Term Incentive Plan

During 2011 the Company’s board of directors approved a Long-Term Incentive Plan (the “Plan”) under which up to 20,000,000 unit appreciation rights (“UARs”) may be granted to certain executives, officers, employees and non-employee directors of the Company. The term, vesting and base price of each UAR is determined by the Company’s compensation committee (the “Committee”) at the time of each grant, however, the term of any grant may not exceed ten years. Conditions on exercisability of a grant are also at the discretion of the Committee at the time of grant, however, all UARs are cash settled when exercised. Cash settlements on exercised UARs is calculated as the difference between the exercise date value and the grant price of the UAR multiplied by the number of UARs being exercised. The Company records compensation expense and the corresponding liability each period based on the intrinsic value of the vested UARs at the balance sheet date.

UAR activity and changes during the year ended December 31, 2013 are summarized as follows (in thousands of units):

	Outstanding	Vested
January 1, 2013	1,265	120
Granted	100	—
Vested	—	270
Forfeited	(300)	(41)
December 31, 2013	1,065	349

The UARs granted in the years ended December 31, 2013, 2012 and 2011 were granted at a price of $2.75 and will vest in 25% increments on each of the first, second, third and fourth anniversary dates following the date of grant. The weighted average remaining contractual life of outstanding units is 5.3 years and of vested units is 5.0 years at December 31, 2013. The formula determining the exercise date value as described in the UAR agreements results in a value below that of the grant price of all outstanding UARs at December 31, 2013, 2012 and 2011 and as such, no compensation expense has been recorded relating to UARs.

(14) Benefit Plans

The Company has a 401(k) retirement savings plan, which covers certain employees of its US businesses. Employees may voluntarily contribute up to 60% of their compensation, as defined, to the plan up to the limits established by the Internal Revenue Service. The Company matches the employee contribution at a rate of 50% of the first 6% of compensation contributed to the plan. Company contributions to the plan were $0.3 million during the years ended December 31, 2013, 2012 and 2011.

In 2012, the Company established a registered retirement savings plan, which covers certain employees of its Canadian businesses. Employees may voluntarily contribute their compensation to the plan up to the limits established by the Canadian Revenue Authority. The Company matches the employee contribution for the first 6% of compensation contributed to the plan. Company contributions were $0.4 million and $0.3 million for the years ended December 31, 2013 and 2012, respectively.

(15) Legal Matters

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

The Company has been named in certain lawsuits or threatened actions that are incidental to its ordinary business. Litigation is inherently unpredictable. Any claims against the Company, whether meritorious or not, could be time-consuming, cause the Company to incur costs and expenses, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits and actions cannot be predicted with certainty. The Company currently believes that the ultimate resolution of these matters will not have a material adverse impact on the financial condition, results of operations or liquidity of the Company.

(16) National Program Research and Development Funding

On December 3, 2011 INOVA entered into a research and development agreement with BGP (the “R&D Agreement”) which enabled INOVA to access funding available under a program (the “National Program”) extended by the Ministry of Science and Technology of the People’s Republic of China. Under the National Program certain research and development milestones and expenditure requirements must be achieved each year over a five year period.

INOVA received funding of $2.4 million, $3.1 million and $5.5 million for the years ending December 31, 2013, 2012 and 2011, respectively, for qualifying expenditures under the National Program. These amount has been recorded as a reduction of research, development and engineering expenses in the respective years. There are no unfulfilled conditions or other contingencies relating to the funding received, however, additional expenditures must be incurred and further milestones met in 2014 and 2015 in order to receive funding in those years.

(17) Certain Relationships and Related Party Transactions

On August 9, 2011 ION issued a $1.5 million guarantee in favor of a landlord relating to certain INOVA leased office and warehouse premises. This guaranty decreases by $0.5 million at the end of each year in each of the three years of the guarantee. No amount has been recorded in these financial statements with respect to this guarantee.

On March 25, 2010 the Company entered into support and transition agreements with ION to receive certain administrative services including tax, legal, information technology, treasury, human resources, bookkeeping, facilities and marketing services. The Company terminated these support and transition agreements in 2012. The terms of these arrangements are such that the Company paid approximately $0.6 million and $3.6 million for services for the years ended December 31, 2012 and 2011, respectively.

The Company is also required to reimburse certain third-party and lease costs incurred by ION directly related to the administrative support of the Company. During the years ended December 31, 2013, 2012 and 2011, the Company recorded $1.7 million, $2.4 million and $5.5 million, respectively, relating to the reimbursement of administrative services and lease costs incurred by ION. At December 31, 2013 and 2012, the Company owed approximately $0.4 million and $0.7 million, respectively, to ION for reimbursement of these costs and has reflected this liability in accounts payable to related parties on the accompanying consolidated balance sheet.

In conjunction with the formation of INOVA, ION contributed to INOVA cash of $1.5 million which is to be used to purchase the shares of a Russian legal entity containing certain land seismic assets with ascribed value of $1.5 million at March 25, 2010 under the Share Purchase Agreement. INOVA is obligated to purchase the shares of this Russian entity from ION for cash consideration of $1.5 million upon completion of certain corporate restructuring steps. A liability in this amount is included in accounts payable to related parties on the accompanying consolidated balance sheet at December 31, 2013 and 2012.

During the year ended December 31, 2011, the Company purchased certain materials and services from BGP and reimbursed BGP for certain costs incurred on behalf of INOVA. These purchases, services and cost reimbursements amounted to $0.9 million. Accounts payable to related parties at December 31, 2011 included $0.8 million owed to BGP for these purchases and reimbursements.

During the years ended December 31, 2013, 2012 and 2011, INOVA purchased certain land seismic equipment from ION for resale to INOVA’s customers. These purchases amounted to approximately $2.0 million, $1.1 million and $0.7 million for the respective periods. At December 31, 2013, accounts payable to related parties included $1.0 million owed to ION for these purchases. There were no amounts payable to related parties for these purchases at December 31, 2012.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All 2013 Amounts Included in Notes to Financial Statements are Unaudited

During the year ended December 31, 2013, the Company recorded revenues from wholly owned subsidiaries of BGP and ION of $89.6 million and $0.1 million, respectively. During the year ended December 31, 2012, the Company recorded revenues from wholly owned subsidiaries of BGP and ION of $82.7 million and $1.5 million, respectively. During the year ended December 31, 2011 the Company recorded revenues from wholly owned subsidiaries of BGP and ION of $57.6 million and $0.4 million, respectively. Accounts receivable from related parties at December 31, 2013 and December 31, 2012 of $11.9 million and $20.6 million, respectively, represents the amounts due from BGP and ION for these revenues.

(18) Subsequent Events

In connection with the preparation of the financial statements, the Company evaluated subsequent events after the balance sheet date of December 31, 2013, through the date the financial statements were available to be issued on March 28, 2014. Other than items disclosed in these footnotes to the financial statements, no material subsequent events have occurred since December 31, 2013.